Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three and nine months ended September 30, 2023 and 2022

(Unaudited - expressed in U.S. Dollars)

XORTX THERAPEUTICS INC.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited - expressed in U.S. Dollars)

	Note	September 30, 2023	December 31, 2022 Restated (Note 2)	January 1, 2022 Restated (Note 2)
		$	$	$
Assets

Current
Cash	5	5,069,233	10,434,196	14,869,861
Accounts receivable		68,241	81,752	40,654
Prepaid expenses	6	88,927	379,620	1,002,215

Total Current Assets		5,226,401	10,895,568	15,912,730
Non-current
Contract payments	7	1,200,000	1,185,946	1,267,065
Intangible assets	8	171,521	199,834	202,125
Property and equipment	9	42,225	92,678	-

Total Assets		6,640,147	12,374,026	17,381,920

Liabilities

Current
Accounts payable and accrued liabilities	10,13	525,245	1,445,213	552,948
Current portion of lease obligation	11	28,512	66,090	-

Total Current Liabilities		553,757	1,511,303	552,948
Non-current
Derivative warrant liability	12(g)	-	3,854,403	3,626,375
Lease obligation	11	-	11,509	-

Total Liabilities		553,757	5,377,215	4,179,323

Shareholders’ Equity

Share capital	12	17,056,535	16,524,354	16,088,677
Share-based payments, warrant reserve and other	12	9,611,845	6,197,158	4,991,594
Obligation to issue shares	8(c)	24,746	24,746	24,746
Accumulated other comprehensive (loss) income		(52,605)	(52,605)	75,540
Accumulated deficit		(20,554,131)	(15,696,842)	(7,977,960)

Total Shareholders’ Equity		6,086,390	6,996,811	13,202,597

Total Liabilities and Shareholders’ Equity		6,640,147	12,374,026	17,381,920

/s/ “Allen Davidoff”	/s/ “Paul Van Damme”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2

XORTX THERAPEUTICS INC.

Condensed Interim Consolidated Statements of Comprehensive Loss

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - expressed in U.S. Dollars)

		Three months ended September 30		Nine months ended September 30
	Note	2023	2022 Restated (Note 2)	2023	2022 Restated (Note 2)
		$	$	$	$
Expenses

Research and development	13	569,713	1,472,856	2,284,583	4,858,614
Wages and benefits	13	118,566	132,559	419,900	444,176
Consulting	13	130,467	111,563	357,051	222,101
Directors’ fees	13	46,469	45,495	133,911	80,495
Investor relations		236,934	100,706	640,556	746,232
Professional fees	13	102,617	56,244	457,900	361,637
General and administrative		90,140	117,236	281,938	360,598
Public company costs		45,822	25,105	140,554	89,533
Travel		14,267	84	138,416	11,497
Amortization of property and equipment	8	18,329	18,308	54,763	24,264
Amortization of intangible assets	9	(1,862)	3,749	60,571	11,325
Share-based payments	12(f),13	21,850	19,268	92,169	420,258

Loss before other items		(1,393,312)	(2,103,173)	(5,062,312)	(7,630,730)

Fair value adjustment on derivative warrant liability	12(g)	-	362,688	-	1,816,335
Foreign exchange (loss)/gain		(3,668)	507,859	1,295	624,823
Interest income		63,614	35,460	203,728	49,873

Net loss for the period		(1,333,366)	(1,197,166)	(4,857,289)	(5,139,699)

Other comprehensive loss:
Items that may be subsequently reclassified to profit or loss:
Currency translation differences		-	(511,862)	-	(671,495)
Total other comprehensive loss for the period		-	(511,862)	-	(671,495)

Total comprehensive loss for the period		(1,333,366)	(1,709,028)	(4,857,289)	(5,811,194)

Basic and diluted loss per common share		(0.67)	(0.83)	(2.45)	(3.56)

Weighted average number of common shares outstanding
Basic and diluted		1,998,848	1,443,293	1,975,972	1,443,293

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

XORTX THERAPEUTICS INC.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited - expressed in U.S. Dollars)

	Note	Number of common shares	Share capital	Reserves	Obligation to issue shares	Accumulated Deficit	Accumulated other comprehensive (loss) income	Total
			$	$	$	$	$	$

Balance, December 31, 2021 (Restated Note 2)		1,443,293	16,088,677	4,991,594	24,746	(7,977,960)	75,540	13,202,597

Share-based payments	12(f)	-	-	420,258	-	-	-	420,258
Comprehensive loss for the period		-	-	-	-	(5,139,699)	(671,495)	(5,811,194)

Balance, September 30, 2022 (Restated Note 2)		1,443,293	16,088,677	5,411,852	24,746	(13,117,659)	(595,955)	7,811,661

Shares issued pursuant to public offering	12(b)	155,555	359,868	-	-	-	-	359,868
Pre-funded warrants issued	12(b)	-	-	925,015	-	-		925,015
Share issuance costs	12(b)	-	(88,959)	(42,687)	-	-	-	(131,646)
Pre-funded warrants exercised	12(b)	71,223	164,768	(164,704)	-	-	-	64
Share-based payments	12(f)	-	-	67,682	-	-	-	67,682
Comprehensive income (loss) for the period		-	-	-	-	(2,579,183)	543,350	(2,035,833)

Balance, December 31, 2022 (Restated Note 2)		1,670,071	16,524,354	6,197,158	24,746	(15,696,842)	(52,605)	6,996,811

Reclassification of derivative warrant liability	12(g)	-	-	3,854,403	-	-	-	3,854,403
Pre-funded warrants exercised	12(b)	328,777	532,181	(531,885)	-	-	-	296
Share-based payments	12(f)	-	-	92,169	-	-	-	92,169
Comprehensive loss for the period		-	-	-	-	(4,857,289)	-	(4,857,289)

Balance, September 30, 2023		1,998,848	17,056,535	9,611,845	24,746	(20,554,131)	(52,605)	6,086,390

The shares outstanding presented have been adjusted to reflect the effect of the 9:1 share consolidation that took place on November 10, 2023. Common shares, options, warrants and per share amounts have been adjusted for the 9:1 share consolidation unless otherwise noted.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

XORTX THERAPEUTICS INC.

Condensed Interim Consolidated Statements of Cash Flows

For the nine months ended September 30, 2023 and 2022

(Unaudited - expressed in U.S. Dollars)

	Nine months ended September 30
	2023	2022 Restated (Note 2)
	$	$

Cash provided by (used in):

Operating activities
Net loss for the period	(4,857,289)	(5,139,699)

Items not affecting cash:
Amortization	115,334	35,589
Fair value adjustment on derivative warrant liability	-	(1,816,335)
Share-based payments	92,169	420,258
Unrealized foreign exchange gain	(16,778)	(565,198)
Changes in non-cash operating assets and liabilities:
Accounts receivable	13,511	(22,490)
Prepaid expenses	290,693	937,057
Accounts payable and accrued liabilities	(922,738)	801,038
	(5,285,098)	(5,349,780)

Investing activities
Acquisition of intangible assets	(32,258)	(14,614)
Acquisition of equipment	(4,310)	(14,272)
	(36,568)	(28,886)

Financing activities
Pre-funded warrants and warrants exercised	296	-
Payment of lease obligation	(49,087)	(18,423)
Deferred share issuance costs	-	(448,554)
	(48,791)	(466,977)

Effect of foreign exchange gain (loss) on cash	5,494	(152,248)

Decrease in cash	(5,364,963)	(5,997,891)

Cash, beginning of period	10,434,196	14,869,861

Cash, end of period	5,069,233	8,871,970

Supplemental Cash Flow and Non-Cash Investing Activities Disclosure
Recognition of right-of-use asset	-	114,588

5

XORTX THERAPEUTICS INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited - expressed in U.S. Dollars)

1.	Nature of operations

XORTX Therapeutics Inc. (the “Company” or “XORTX”) was incorporated under the laws of Alberta, Canada on August 24, 2012.

XORTX is a public company listed on the TSX Venture Exchange (the “TSXV”) and on the Nasdaq Stock Market (“Nasdaq”) under the symbol “XRTX”. The Company’s operations and mailing address is 3710 – 33rd Street NW, Calgary, Alberta, Canada T2L 2M1 and its registered address is located at 550 Burrard Street, Suite 2900, Vancouver, British Columbia, V6C 0A3.

XORTX is a late stage clinical pharmaceutical company focused on developing innovative therapies to treat progressive kidney disease modulated by aberrant purine and uric acid metabolism in orphan disease indications such as autosomal dominant polycystic kidney disease, as well as more prevalent type 2 diabetic nephropathy, and fatty liver disease. The Company’s current focus is on developing products to slow and/or reverse the progression of kidney disease in patients at risk of end stage kidney failure.

The Company is subject to a number of risks associated with the successful development of new products and their marketing and the conduct of its clinical studies and their results. The Company will have to finance its research and development activities and its clinical studies. To achieve the objectives in its business plan, the Company plans to raise the necessary capital and to generate revenues. Although there is no certainty, management is of the opinion that additional funding for future projects and operations can be raised as needed. The products developed by the Company will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. If the Company is unsuccessful in obtaining adequate financing in the future, research activities will be postponed until market conditions improve.

2.	Basis of preparation

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). Accordingly, certain disclosures included in the annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022.

Basis of Measurement and Presentation

These condensed interim consolidated financial statements have been prepared using the historical cost convention except for financial instruments which have been measured at fair value as explained in the notes to these condensed interim consolidated financial statements. These condensed interim consolidated financial statements were prepared on an accrual basis except for cash flow information.

6

XORTX THERAPEUTICS INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited - expressed in U.S. Dollars)

2.	Basis of preparation (continued)

Basis of Measurement and Presentation (continued)

In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included. The accounting policies have been applied consistently to all periods presented in these condensed interim consolidated financial statements.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its 100% owned subsidiary, XORTX Pharma Corp. The accounts of the Company’s subsidiary are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated.

These condensed interim consolidated financial statements were approved for issue by the Board of Directors on November 14, 2023.

Change in functional and presentation currency

Determination of functional currency may involve certain judgments to determine the primary economic environment, and management reconsiders the functional currency of the Company and its subsidiary if there is a change in events and conditions which determine the primary economic environment. The Company had determined that the functional currency of the Company’s Canadian operations has changed from Canadian dollars (“CAD”) to United States dollars (“USD”) as the primary economic environment for the Company changed due to changing sources of recent and expected future sources of financing. The change in functional currency from CAD to USD is accounted for prospectively from January 1, 2023.

Concurrent with the change in functional currency, the Company has also changed its presentation currency from CAD to USD. This change in presentation currency is to better reflect the Company’s business activities, following the increased presence in the U.S. and to be consistent with peer companies in the industry. Under IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, the change in presentation currency represents a voluntary change in accounting policy and is applied retrospectively. The comparative consolidated statements of comprehensive loss and consolidated statements of cash flows for each period have been translated into the presentation currency using the average exchange rate prevailing during each period. All assets, liabilities and equity transactions have been translated using the exchange rate prevailing on the consolidated statements of financial position dates.

Prior period comparable information has been restated to reflect the change in presentation currency. All revenues and expenses were translated into USD at the average exchange rate for each quarter, with no adjustments to the measurement of or accounting for previously reported results. The exchange rates used to reflect the change in presentation currency were as follows:

CAD – USD exchange rate	Q1-22	Q2-22	Q3-22	Q4-22	Q4-21
Closing rate	0.8003	0.7760	0.7296	0.7383	0.7888
Average rate	0.7898	0.7834	0.7662	0.7366	0.7936

Foreign currency transactions are translated into the functional currency using exchange rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate in effect at the measurement date. Non-monetary assets and liabilities denominated in foreign currencies are translated using the historical exchange rate or the exchange rate in effect at the measurement date for items recognized at fair value through profit and loss. Gains and losses arising from foreign exchange are included in profit and loss.

7

XORTX THERAPEUTICS INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited - expressed in U.S. Dollars)

2.	Basis of preparation (continued)

Change in functional and presentation currency (continued)

Consolidated Statements of Financial Position

	December 31, 2022		January 1, 2022
	As reported, CAD	Restated, USD	As reported, CAD	Restated, USD
Total current assets	$14,750,412	$10,895,568	$20,173,339	$15,912,730
Total assets	$16,752,929	$12,374,026	$22,035,902	$17,381,920
Total current liabilities	$2,050,262	$1,511,303	$700,999	$552,948
Total liabilities	$7,286,499	$5,377,215	$5,298,331	$4,179,323
Total shareholders’ equity	$9,466,430	$6,996,811	$16,737,571	$13,202,597

Condensed Interim Consolidated Statements of Comprehensive Loss

	Three months ended September 30, 2022		Nine months ended September 30, 2022
	As reported, CAD	Restated, USD	As reported, CAD	Restated, USD
Loss before other items	$(2,744,942)	$(2,103,173)	$(9,771,049)	$(7,630,730)
Net loss	$(1,562,474)	$(1,197,166)	$(6,567,100)	$(5,139,699)
Net loss and comprehensive Loss	$(1,562,474)	$(1,709,028)	$(6,567,100)	$(5,811,194)
Basic and diluted loss per common share	$(1.08)	$(0.83)	$(4.55)	$(3.56)

Condensed Interim Consolidated Statements of Cash Flows

	Nine months ended September 30, 2022
	As reported, CAD	Restated, USD
Cash used in operating activities	$(6,811,510)	$(5,349,780)
Cash used in investing activities	$(38,336)	$(28,886)
Cash used in financing activities	$(643,567)	$(466,977)
Effect of foreign exchange on cash	$802,216	$(152,248)
Net decrease in cash	$(6,691,197)	$(5,997,891)
Cash beginning of period	$18,851,244	$14,869,861
Cash end of period	$12,160,047	$8,871,970

3.	Accounting policies

These condensed interim consolidated financial statements have been prepared on a basis consistent with the significant accounting policies disclosed in the annual financial statements for the year ended December 31, 2022. Accordingly, they should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2022.

8

XORTX THERAPEUTICS INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited - expressed in U.S. Dollars)

4.	Critical accounting judgments and estimates

The preparation of condensed interim consolidated financial statements requires management to make judgments and estimates that affect the amounts reported in the condensed interim consolidated financial statements and notes. By their nature, these judgments and estimates are subject to change and the effect on the condensed interim consolidated financial statements of changes in such judgments and estimates in future periods could be material. These judgments and estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these judgments and estimates.

Revisions to accounting estimates are recognized in the period in which the estimate is revised and may affect both the period of revision and future periods. Information about critical accounting judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the condensed interim consolidated financial statements within the next financial year are discussed below:

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.

Classification of contract payments

In concluding that contract payments are a non-current asset, management considered when future regulatory and clinical trial programs are anticipated to be completed. Management assessed that the future regulatory and clinical trial programs would not be completed within 12 months from period end and therefore reclassified contract payments as a non-current asset.

Impairment of intangible assets

Patents (obtained and pending) and licenses are reviewed for impairment at each financial reporting date. If, in the judgment of management, future economic benefits will not flow to the Company, then the Company will assess the recoverable value of the asset. If the carrying value is greater than the recoverable value, the asset will be impaired to the recoverable value.

Determination of functional currency

In concluding that the U.S. dollar is the functional currency of the Company and its subsidiary, management considered the currency that mainly influences the cost of providing goods and services in the primary economic environment in which each entity operates, or if there has been a change in events or conditions that determined the primary economic environment.

Treatment of research and development costs

Costs to develop products are capitalized to the extent that the criteria for recognition as intangible assets in IAS 38 Intangible Assets are met. Those criteria require that the product is technically and economically feasible, the Company has the intention and ability to use the asset, and how the asset will generate future benefits. Management assessed the capitalization of development costs based on the attributes of the development project, perceived user needs, industry trends and expected future economic conditions. Management considers these factors in aggregate and applies significant judgment to determine whether the product is feasible. The Company has not capitalized any development costs as at September 30, 2023.

9

XORTX THERAPEUTICS INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited - expressed in U.S. Dollars)

4.	Critical accounting judgments and estimates (continued)

Leases

Value of right-of-use assets and lease obligations require judgement in determining lease terms such as extension options, determining whether a lease contract contains an identified asset to which the Company has the right to use substantially all of the economic benefits from the use of that asset and the incremental borrowing rate applied. The Company estimates the incremental borrowing rate based on the lease term, collateral assumptions and the economic environment in which the lease is denominated. Renewal options are only included if management is reasonably certain that the option will be renewed.

Classification of pre-funded warrants

Management applied judgment when determining the appropriate classification of pre-funded warrants included in unit offerings. Management considered the characteristics of derivative instruments and concluded that the pre-funded warrants should be classified as an equity instrument.

5.	Cash

The Company’s cash equivalents consist of cash held and interest-bearing deposits with the Company’s bank and brokerage accounts. The current annual interest rate earned on these deposits is 5.15% (December 31, 2022 - 3.90%).

	September 30, 2023	December 31, 2022	January 1, 2022
	$	$	$

Cash	344,229	3,823,217	14,869,861
Interest-bearing deposits	4,725,004	6,610,979	-
	5,069,233	10,434,196	14,869,861

6.	Prepaid expenses

The Company’s prepaid expenses relate to the following:

	September 30, 2023	December 31 2022	January 1, 2022
	$	$	$

Research and development	-	-	563,768
Insurance	1,590	238,365	348,167
Investor relations conferences and services	70,576	66,305	49,715
Consulting	-	12,305	39,440
Administrative services and other	16,761	62,645	1,125
	88,927	379,620	1,002,215

7.	Contract payments

During the year ended December 31, 2020, the Company entered into an agreement with Prevail InfoWorks Inc. As part of the agreement, the Company paid $1,200,000 through the issuance of units in the private placement that closed February 28, 2020, to be applied to future regulatory and clinical trial programs. The 108,590 units issued were measured by reference to their fair value on the issuance date, which is equal to CAD $14.76 per unit.

10

XORTX THERAPEUTICS INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited - expressed in U.S. Dollars)

8.	Intangible assets

Cost	Total
$
Balance, December 31, 2021	287,905
Additions	26,005
Foreign currency translation adjustment	(19,159)
Balance, December 31, 2022	294,751
Additions	32,258
Balance, September 30, 2023	327,009

Accumulated amortization	Total
$
Balance, December 31, 2021	85,780
Amortization	17,077
Foreign currency translation adjustment	(7,940)
Balance, December 31, 2022	94,917
Amortization	60,571
Balance, September 30, 2023	155,488

Carrying values	Total
$
At January 1, 2022	202,125
At December 31, 2022	199,834
At September 30, 2023	171,521

The Company has licensed intellectual property from various third parties. The intangible assets relate solely to licensed intellectual property and there are no other classes of intangible assets. The intangible assets are as described below:

a)	The Company has licensed from a third party (the “Licensor”), under patent rights purchase agreement dated July 9, 2013 and amended April 15, 2014, certain patents relating to allopurinol for the treatment of hypertension. The Company paid a total of $40,000 to the Licensor per the terms of the agreement.

The Company will also pay the Licensor royalties on the cumulative net revenues from the sale or sublicense of the product covered under the patent license until the later of (i) the expiration of the last patent right covering the product; and (ii) the expiration of ten years from the date of the first commercial sales of a product. As of September 30, 2023, no royalties have been paid.

b)	In December 2012, the Company entered into an agreement to license certain intellectual property relating to the use of all uric acid lowering agents to improve the treatment of metabolic syndrome. Under this patent rights purchase agreement, between the Company and Dr. Richard Johnson and Dr. Takahiko Nakagawa (the “Vendors”), the Company will pay the Vendors a royalty based on the cumulative net revenues from the sale or sublicense of the product covered under the licensed intellectual property until the later of (i) the expiration of the last patent right covering the product; and (ii) the expiration of 10 years from the date of the first commercial sales of a product.

11

XORTX THERAPEUTICS INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited - expressed in U.S. Dollars)

8.	Intangible assets (continued)

c)	Pursuant to a license agreement dated October 9, 2012, as amended on June 23, 2014, between the Company and the University of Florida Research Foundation, Inc. (“UFRF”), the Company acquired the exclusive license to a patent that claims the use of any uric acid lowering agent to treat insulin resistance. The Company has paid or is obligated to pay UFRF the following:

i)	An annual license fee of $1,000;
ii)	Reimburse UFRF for United States and/or foreign costs associated with the maintenance of the licensed patents;
iii)	The issuance to UFRF of 180,397 shares of common stock of the Company (160,783 have been issued to UFRF as at September 30, 2023 and December 31, 2022. Remaining shares to be issued are included in obligation to issue shares ($24,746));
iv)	Milestone payments of $500,000 upon receipt of FDA approval to market licensed product in the United States of America and $100,000 upon receipt of regulatory approval to market each licensed product in each of other jurisdictions;
v)	Royalty payments of up to 1.5% of net sales of products covered by the license until the later of (i) the expiration of any patent claims; or (ii) 10 years from the date of the first commercial sale of any covered product in each country. Following commencement of commercial sales, the Company will be subject to certain annual minimum royalty payments that will increase annually to a maximum of $100,000 per year. As at September 30, 2023, no royalties have been paid; and
vi)	UFRF is entitled to receive a royalty of 5% of amounts received from any sub-licensee that are not based directly on product sales, excluding payments received for research and development or purchases of the Company’s securities at not less than fair market value.

UFRF may terminate the agreement if the Company fails to meet the above specified milestones.

9.	Property and equipment

Cost	Right-of- use asset	Equipment	Total
	$	$	$
Balance, December 31, 2021	-	-	-
Additions	114,588	19,696	134,284
Foreign currency translation adjustment	-	(663)	(663)
Balance, December 31, 2022	114,588	19,033	133,621
Additions	-	4,310	4,310
Balance, September 30, 2023	114,588	23,343	137,931

Accumulated amortization	Right-of- use asset	Equipment	Total
	$	$	$
Balance, December 31, 2021	-	-	-
Amortization	38,195	2,874	41,069
Foreign currency translation adjustment	-	(126)	(126)
Balance, December 31, 2022	38,195	2,748	40,943
Amortization	49,110	5,653	54,763
Balance, September 30, 2023	87,305	8,401	95,706

Carrying values	Right-of- use asset	Equipment	Total
	$	$	$
At December 31, 2022	76,393	16,285	92,678
At September 30, 2023	27,283	14,942	42,225

12

XORTX THERAPEUTICS INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited - expressed in U.S. Dollars)

9.	Property and equipment (continued)

The Company entered into an office lease during the year ended December 31, 2022 for which a right-of-use asset was recognized (Note 11).

10.	Accounts payable and accrued liabilities

	September 30, 2023	December 31 2022	January 1 2022
	$	$	$
Trade payables	394,032	1,293,807	323,961
Accrued liabilities	131,213	151,406	228,987
Total	525,245	1,445,213	552,948

11.	Lease obligation

The Company has entered into an office lease expiring in 2024, with an imputed interest rate of 8% per annum. A reconciliation of the outstanding lease obligation as at September 30, 2023 is as follows:

$
Balance, December 31, 2021	-
Additions	114,588
Lease payments	(36,989)
Balance, December 31, 2022	77,599
Lease payments	(49,087)
Balance, September 30, 2023	28,512

The following is a schedule of the Company’s future minimum lease payments related to the office lease obligation:

	September 30, 2023	December 31, 2022
	$	$
2023	17,442	69,769
2024	11,628	11,628
Total minimum lease payments	29,070	81,397
Less: imputed interest	(558)	(3,798)
Total present value of minimum lease payments	28,512	77,599
Less: current portion	(28,512)	(66,090)
Non-current portion	-	(11,509)

12.	Share capital and reserves

a)	Authorized and issued

Unlimited common shares – 1,998,848 issued at September 30, 2023 (December 31, 2022 – 1,670,071).

The shares outstanding presented have been adjusted to reflect the effect of the 9:1 share consolidation that took place on November 10, 2023. Common shares, options and warrants and per share amounts have been adjusted for the 9:1 share consolidation unless otherwise noted.

13

XORTX THERAPEUTICS INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited - expressed in U.S. Dollars)

12.	Share capital and reserves (continued)

b)	Issuances

Nine months ended September 30, 2023:

On January 19, 2023, the Company issued 328,777 common shares for the exercise of Pre-Funded Warrants at $0.0009 per share in the amount of $296. An amount of $531,885 was transferred from reserves to share capital as a result.

Year ended December 31, 2022:

On October 7, 2022, the Company closed a public offering of: (i) 155,555 common share units ("Common Share Units") at a price of $9.00 per Common Share Unit, with each Common Share Unit consisting of one common share and one warrant ("Warrant") to purchase one common share; and (ii) 400,000 pre-funded warrant units (“Pre-Funded Units”) at a price of $8.9991 per Pre-Funded Unit, with each Pre-Funded Unit consisting of one pre-funded warrant (“Pre-Funded Warrant”) to purchase one common share and one Warrant to purchase one common share. Aggregate gross proceeds amounted to $4,999,640. The Pre-Funded Warrants have an exercise price of $0.0009 per share, and will terminate once exercised in full. The Warrants are exercisable at an exercise price of $10.98 per share expiring five years from the date of issuance.

The proceeds were allocated $3,714,757 to the derivative warrant liability (Note 12(g)) and the residual amounts of $359,868 and $925,015 were allocated to common shares and pre-funded warrants respectively.

In connection with the public offering, the Company incurred issuance costs of $1,067,153 and issued 27,777 underwriters warrants with a fair value of $185,738. The costs were allocated between common shares and derivative warrant liability in proportion to their initial carrying amounts with $317,301 recorded as a reduction of equity and $917,357 recorded as transaction costs on derivative warrant liability and pre-funded warrants.

On December 29, 2022, the Company issued 71,223 common shares for the exercise of Pre-Funded Warrants at $0.0009 per share in the amount of $64. An amount of $164,704 was transferred from reserves to share capital as a result.

Diluted Weighted Average Number of Shares Outstanding

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Basic weighted average shares outstanding	1,998,848	1,443,293	1,975,972	1,443,293
Effect of outstanding securities	-	-	-	-
Diluted weighted average shares outstanding	1,998,848	1,443,293	1,975,972	1,443,293

During the three and nine month periods ended September 30, 2023 and 2022, the Company had a net loss, as such, the diluted loss per share calculation excludes any potential conversion of options and warrants that would decrease loss per share.

14

XORTX THERAPEUTICS INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited - expressed in U.S. Dollars)

12.	Share capital and reserves (continued)

c)	Common Share Purchase Warrants

A summary of the changes in warrants for the nine month period ended September 30, 2023 and the year ended December 31, 2022 is presented below:

	Number of Warrants	Weighted Average Exercise price

Balance, December 31, 2021	569,655	$33.12
Granted – October 7, 2022	555,555	10.98
Balance, September 30, 2023 and December 31, 2022	1,125,210	$22.23

At September 30, 2023, the weighted average contractual remaining life of the unexercised warrants was 3.41 years (December 31, 2022 – 4.15 years).

The following table summarizes information on warrants outstanding at September 30, 2023:

Exercise Price		Number Outstanding	Expiry date	Remaining Contractual Life
CAD	$42.26	198,333	February 9, 2026	2.36 years
	$42.93	270,211	October 15, 2026	3.04 years
	$10.53	101,111	October 15, 2026	3.04 years
	$10.98	555,555	October 7, 2027	4.02 years
	Total	1,125,210		3.41 years

d)	Pre-Funded Warrants

A summary of the changes in Pre-Funded Warrants for the nine month period ended September 30, 2023 and the year ended December 31, 2022 is presented below:

	Number of Warrants	Weighted Average Exercise price

Balance, December 31, 2021	-	-
Granted – October 7, 2022	400,000	$0.0009
Exercised	(71,223)	$0.0009
Balance, December 31, 2022	328,777	$0.0009
Exercised	(328,777)	$0.0009
Balance, September 30, 2023	-	-

15

XORTX THERAPEUTICS INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited - expressed in U.S. Dollars)

12.	Share capital and reserves (continued)

e)	Finders’ and Underwriters Warrants

A summary of the changes in finders’ and underwriters warrants for the nine month period ended September 30, 2023 and the year ended December 31, 2022 is presented below:

	Number of Warrants	Weighted Average Exercise price

Balance, December 31, 2021	22,521	$39.60
Granted – October 7, 2022	27,777	10.98
Balance, September 30, 2023 and December 31, 2022	50,298	$23.85

At September 30, 2023, the weighted average contractual remaining life of the unexercised finders’ and underwriters warrant was 3.50 years (December 31, 2022 - 4.25 years).

The following table summarizes information on finders’ and underwriters warrants outstanding at September 30, 2023:

Exercise Price		Number Outstanding	Expiry date	Remaining Contractual Life
CAD	$42.30	6,377	February 9, 2026	2.36 years
	$42.93	16,144	October 15, 2026	3.04 years
	$10.98	27,777	October 7, 2027	4.02 years
	Total	50,298		3.50 years

The fair value of the underwriters warrants issued on October 7, 2022 was estimated at $185,738 on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected life of 5.0 years; expected volatility of 100%; risk free rate of 3.66%; and expected dividend yield of 0%.

The risk-free interest rate is the yield on zero-coupon Canadian Treasury Bills of a term consistent with the assumed option life. The expected life of the option is the average expected period to exercise.

Volatility is based on available historical volatility of the Company’s share price, excluding specific time frames in which volatility was affected by specific transactions that are not considered to be indicative of the Company’s expected share price volatility. The Company has not declared dividends in the past.

16

XORTX THERAPEUTICS INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited - expressed in U.S. Dollars)

12.	Share capital and reserves (continued)

f)	Stock Options

The Company has an incentive Stock Option Plan (the “Plan”) for directors, officers, employees and consultants, under which the Company may issue stock options to purchase common shares of the Company provided that the amount of incentive stock options which may be granted and outstanding under the Plan at any time shall not exceed 10% of the then issued and outstanding common shares of the Company.

The fair value of stock options granted was estimated on the date of grant using the Black-Scholes model with the following data and assumptions:

2022
Dividend yield	Nil
Annualized volatility	100%
Risk-free interest rate	1.44%-3.32%
Expected life	5 years

The risk-free interest rate is the yield on zero-coupon Canadian Treasury Bills of a term consistent with the assumed option life. The expected life of the option is the average expected period to exercise.

Volatility is based on available historical volatility of the Company’s share price, excluding specific time frames in which volatility was affected by specific transactions that are not considered to be indicative of the Company’s expected share price volatility. The Company has not declared dividends in the past.

Share-based payment expense recognized during the three and nine months ended September 30, 2023 amounted to$ 21,850 and $92,169 (2022 - $19,268 and $420,258) and related to vesting of options issued in prior years.

17

XORTX THERAPEUTICS INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited - expressed in U.S. Dollars)

12.	Share capital and reserves (continued)

f)	Stock Options (continued)

A summary of the changes in stock options for the nine month period ended September 30, 2023 and the year ended December 31, 2022 is presented below:

	Number of Options	Weighted Average Exercise price (CAD)
Balance, December 31, 2021	67,329	$27.90
Granted – January 12, 2022	14,162	22.86
Granted – June 6, 2022	43,866	14.40
Granted – November 25, 2022	7,776	12,42
Expired	(4,896)	28.71
Balance, December 31, 2022	128,237	$27.90
Expired	(14,566)	48.60
Balance, September 30, 2023	113,671	$18.27
Vested and exercisable, September 30, 2023	95,004	$18.54

The weighted average contractual remaining life of the unexercised options was 3.04 years (December 31, 2022 - 3.43 years).

The following table summarizes information on stock options outstanding at September 30, 2023:

Exercise Price (CAD)	Number Outstanding	Number Exercisable	Expiry Date	Remaining Contractual Life
$52.83	2,366(1)	2,366	November 5, 2023	0.10 years
$14.76	18,927	18,927	June 23, 2025	1.73 years
$25.38	1,419	1,419	August 27, 2025	1.91 years
$29.61	6,624	6,624	January 11, 2026	2.28 years
$16.92	2,366	2,366	May 12, 2026	2.62 years
$15.84	2,366	2,366	June 16, 2026	2.71 years
$21.69	6,353(1)	4,588	July 14, 2026	2.79 years
$22.86	9,607	9,607	December 21, 2026	3.23 years
$22.86	12,701(1)	7,058	January 12, 2027	3.29 years
$14.40	43,866	37,723	June 6, 2027	3.68 years
$12.42	7,076(1)	1,966	November 25, 2027	4.16 years
	113,671	95,014

 (1) 6,271 options were cancelled or expired unexercised subsequent to September 30, 2023.

g)	Derivative warrant liability

During the years ended December 31, 2022 and 2021, the Company issued warrants which were recorded as derivative financial liabilities as the exercise price was denominated in a currency other than the functional currency of the Company and therefore may be settled other than by the exchange of a fixed amount of cash. These warrants are revalued at each reporting period and any gain or loss is recorded in profit or loss.

18

XORTX THERAPEUTICS INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited - expressed in U.S. Dollars)

12.	Share capital and reserves (continued)

g)	Derivative warrant liability (continued)

The fair value of the warrants issued during the year ended December 31, 2022 was estimated at $3,714,757 on the date of grant using the Black-Scholes option pricing model with the following assumptions: share price on date of grant of $9.09; exercise price of the warrant of $10.98; expected life of 5.0 years; expected volatility of 100%; risk free rate of 3.66%; and expected dividend yield of 0%.

During the period ended September 30, 2023, with the change in functional currency of the Company to USD, the exercise price of these warrants is now denominated in the functional currency of the Company and therefore these warrants no longer meet the definition of a derivative warrant liability and instead meet the definition of equity instruments. Accordingly, all warrants recorded as derivative financial liabilities on January 1, 2023, the date of the change in functional currency, were reclassified to equity instruments at their estimated fair value as of that date.

The balance of the derivative warrant liabilities (level 3) is as follows:

Balance at December 31, 2021	$3,626,375
Warrants issued October 7, 2022	3,714,757
Fair value adjustment	(3,486,729)
Balance at December 31, 2022	$3,854,403
Reclassified to reserves	(3,854,403)
Balance at September 30, 2023	-

Significant weighted average assumptions used in determining the fair value of the derivative warrant liabilities at December 31, 2022 are as follows:

December 31, 2022
Share price	$7.29
Risk-free interest rate	3.55%
Dividend yield	0%
Expected volatility	100%
Remaining term (in years)	3.8-4.8

The fair value is classified as level 3 as expected volatility is determined using historical volatility and is therefore not an observable input.

19

XORTX THERAPEUTICS INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited - expressed in U.S. Dollars)

13.	Related party transactions

All related party transactions were measured at the amount of consideration established and agreed to by the related parties. All amounts due from/payable to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

During the three and nine months ended September 30, 2023 and 2022, the Company incurred the following transactions with related parties:

a)	Wages and benefits and professional fees were paid or accrued to Allen Davidoff, the Chief Executive Officer (“CEO”), Amar Keshri, former Chief Financial Officer (“CFO”), and David MacDonald, former Chief Technology Officer (“CTO”) in the amount of $80,250 and $324,597 (2022 - $112,595 and $404,811).

b)	Fees were paid or accrued to 1282803 Ontario Inc., a company owned by James Fairbairn, the Chief Financial Officer (“CFO”) of the Company in the amount of $38,325 and $38,325 (2022 - $nil and $nil)

c)	Research and development fees were paid or accrued to Haworth Biopharmaceutical, a company owned by Stephen Haworth, the Chief Medical Officer (“CMO”) of the Company in the amount of $56,250 and $165,479 (2022 - $57,164 and $169,724).

d)	Consulting fees were paid or accrued to Stacy Evans, the Chief Business Officer (“CBO”) of the Company in the amount of $75,000 and $225,000 (2022 - $nil and $nil).

e)	Directors’ fees were paid or accrued to the directors of the Company in the amount of $45,278 and $136,862 (2022 - $48,238 and $84,087). The amount includes director fees payment of $34,064 and $100,148 for the three and nine months ended September 30, 2023 (2022 - $35,486 and $40,682) to Anthony Giovinazzo, Chairman of the Company.

f)	As at September 30, 2023, $8,876 (December 31, 2022 - $14,914) was payable to directors of the Company, $nil (December 31, 2022 - $28,846) was accrued to the CEO of the Company, for CEO services, $nil (December 31, 2022 - $10,904) was accrued to the former CFO of the Company, for CFO services, $14,313 (December 31, 2022 - $nil) was accrued to the CFO of the Company, for CFO services, $18,750 (December 31, 2022 - $49,998) was payable and accrued to the CMO of the Company, for consulting services, and $25,000 (December 31, 2022 - $24,999) was payable and accrued to the CBO of the Company, for consulting services. The balances are unsecured, non-interest bearing, and have no fixed terms of repayment.

g)	Management and directors’ compensation transactions for the three and nine months ended September 30, 2023 and 2022 are summarized as follows:

	Management Compensation	Directors’ fees	Share- based payments	Total
	$	$	$	$
Three months ended September 30, 2022
Directors and officers	169,759	48,238	36,332	254,329

Three months ended September 30, 2023
Directors and officers	249,825	45,278	11,874	306,977

20

XORTX THERAPEUTICS INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited - expressed in U.S. Dollars)

13.	Related party transactions (continued)

	Management Compensation	Directors’ fees	Share- based payments	Total
	$	$	$	$
Nine months ended September 30, 2022
Directors and officers	574,732	84,087	372,331	1,031,150

Nine months ended September 30, 2023
Directors and officers	753,401	136,862	55,820	946,083

14.	Financial instruments and risk management

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities, lease obligation and derivative warrant liability. Cash and cash equivalents are classified as a financial asset at FVTPL, accounts payable and accrued liabilities and lease obligation are classified as financial liabilities at amortized cost and warrant liability is classified as a financial liability at FVTPL.

The fair values of these financial instruments approximate their carrying values at September 30, 2023, due to their short-term nature.

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, market risk, credit risk, and liquidity risk. Where material, these risks are reviewed and monitored by the Board of Directors

There have been no changes in any risk management policies since December 31, 2022.

15.	Capital management

The Company defines capital that it manages as shareholders’ equity. The Company manages its capital structure in order to have funds available to support its research and development and sustain the future development of the business. When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support its activities.

Since inception, the Company’s objective in managing capital is to ensure sufficient liquidity to finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection and its overall capital expenditures. There were no changes during the nine months ended September 30, 2023. The Company is not exposed to external requirements by regulatory agencies regarding its capital.

21

XORTX THERAPEUTICS INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited - expressed in U.S. Dollars)

16.	Commitments

The Company has long-term arrangements with commitments that are not recognized as liabilities as at September 30, 2023 and December 31, 2022 are as follows:

a)	Employment Agreements

	September 30, 2023	December 31, 2022
	$	$
Management services – officers	321,000	441,7541

1 The former CFO of the Company had a termination clause whereby he was entitled to the equivalent of 12 times his then current monthly salary which as of December 31, 2022, equated to an annual salary of CAD $192,000.

The President, CEO and a director of the Company has a long-term employment agreement with the Company. The agreement has a termination clause whereby he is entitled to the equivalent of 12 times his then current monthly salary which, as of September 30, 2023 and December 31, 2022, equated to an annual salary of $321,000 and $300,000.

b)	Payments

In the normal course of business, the Company has committed to payments totaling $310,000 (December 31, 2022 - $1,994,232) for activities related to its clinical trial, manufacturing, collaboration programs and other regular business activities which are expected to occur over the next two years.

17.	Segmented information

The Company operates in one reportable operating segment, being the development and commercialization of therapies to treat progressive kidney disease. As the operations comprise a single reporting segment, amounts disclosed also represent segment amounts. All long-term assets of the Company are located in Canada.

18.	Events after the reporting period

On October 27, 2023, the shareholders of the Company approved a consolidation of the common shares on a basis of 1 post-Consolidation common shares for 9 pre-consolidation common shares (the “Consolidation”). The share consolidation was completed on November 10, 2023.

22